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                                                               [LOGO OF TELECOM]

15 August 2000

                                MEDIA RELEASE
                              (Embargoed to 9am)

              TELECOM ANNUAL EARNINGS REFLECT GROWTH INITIATIVES

Telecom achieved net earnings of $783 million for the year ended 30 June 2000, including the impact of investing in Australian communications company AAPT.

Excluding AAPT, Telecom had net earnings of $846 million, an increase of 2.4% from a comparable result for the year ended 30 June 1999.

Telecom will pay a fourth quarter dividend of 11.5 cents per share, making a total of 46 cents per share for 1999-00.

Chairman Roderick Deane said the year was one of substantial progress as Telecom positions its businesses for growth into the future. "We're delighted with our investment in AAPT which is a major growth initiative in Australia," he said.

"Telecom is investing for growth with a special focus on mobile, data, Internet and broadband services," Dr Deane said.

"Our goal is to be the best performing online and communications company in Australasia," he said. "The Board and management are pleased with progress in the transition beyond our core role as provider of telephony services in New Zealand."

     -----------------------------------------------------------------------------------
     Overview of results                             1999-00           Change vs 1998-99
     Reported net earnings                           $783 million          -6.1%
     Net earnings
     excluding AAPT                                  $846 million          +2.4% *
     Operating revenues (excl AAPT)                  $3,601 million        +4.2% *
     Operating expenses (excl AAPT)                  $2,182 million        +7.3% *
     Expenses excluding cost of sales #              $1,604 million        +1.9% *
     Q4 dividend per share                           11.5 cents            unchanged
     Annual dividend per share                       46 cents              unchanged
     * Excluding abnormal items for the year ended 30 June 1999
     # Excludes AAPT
     -----------------------------------------------------------------------------------

                          Telecom New Zealand Limited
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Telecom increased its shareholding in AAPT from 9.9% in May 1999 to approximately 80% in November 1999. For 1999-00, AAPT increased net earnings 23.0% to A$36.2 million including abnormal items, on the basis of 25.0% growth in operating revenues.

The AAPT investment had a net negative impact of $63 million on the net earnings of Telecom, with its share of AAPT earnings more than offset by amortisation of goodwill and funding costs.

For 1999-00, Telecom (excluding AAPT) increased operating revenues by 4.2% to $3,601 million, due largely to growth in data services and international call traffic, and the increasing take-up and usage of cellular telephones.

Drivers for revenue growth include:
 . Rising demand for IP network based data services and Internet access pushed data revenues up 21%. Registered customers on Xtra (Internet service) grew 39.3% over the 12 months to 287,000 at 30 June 2000, while average monthly hours per active customer grew 81.8%.
 . Cellular connections grew 44.8% to 980,000, contributing to 8.8% growth in total mobile revenues. Cellular call minutes rose 33.2% while call minutes from fixed line to cellular grew 32.9%.
 . International inward call minutes increased 25.8%, fuelling revenue growth which more than offset the negative revenue impact of the reduction in outward call prices. Overall, international revenues grew 3.4% for the year.
 . Average national call prices declined 20%, more than offsetting the revenue growth in call volumes and resulting in a decline in national call revenue. Total national revenue increased 0.6% due to growth in fixed line to cellular calling.
 . Interconnection revenues grew 21.1% due to growth in business with other carriers. (On the other hand, Telecom had a substantial increase in interconnection costs.)

"We're committed to maintaining the momentum in mobile, data, Internet and broadband services, while Telecom implements a range of major growth-related projects," Ms Gattung said.

"Telecom is committed to further growth in the Australian market, building on our shareholding in AAPT and support for AAPT's network investment programme, and off the major contract now under final negotiation with the Commonwealth Bank of Australia," Ms Gattung said.
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"We are also pursuing growth in New Zealand-based business, including our roll out of a CDMA mobile network and new broadband technologies, and our rapid expansion of international capacity through the Southern Cross Cable," Ms Gattung said.

Dr Deane said investments for future growth, including some yet to be identified, require Telecom to maintain strong cash flows and financial flexibility.

"Given our growth outlook, a change in our dividend policy is now appropriate," Dr Deane said. "Going forward, Telecom intends to make an annual dividend pay out of around 50% of net earnings. This target will, as in the past, depend on the level of Telecom earnings and cash flows, and on any particular investment opportunities which might arise."

Dr Deane said Telecom's intention is to pay a dividend at the same cents per share rate in each of the first three quarters of the financial year, and then set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

"We are establishing a sound platform for growth in Australasia," Dr Deane said.

For more information:
Martin Freeth, Telecom Media Relations
Telecom New Zealand
Tel: 64 4 498 9361 or 025 242 0174
Recent media releases can be found at the Telecom Home Page which is at http://www.telecom.co.nz Click on "Media" under the "Key Links" heading.
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